SALVO, RUSSELL, FICHTER & LANDAU
 A PROFESSIONAL CORPORATION

 510 TOWNSHIP LINE ROAD
SUITE 150
BLUE BELL, PENNSYLVANIA 19422

Telephone: 215/653-0110
Facsimile: 215/653-0383

Stephen A. Salvo
ssalvo@salvorussell.com

              April 21, 2005

Thomas A. Jones, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0306
Washington D.C. 20549

Re:
WorldWater Corp.
Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-122756

Dear Mr. Jones:

        On behalf of WorldWater Corp., I enclose Amendment No. 2 to the Registration Statement which has been revised to provide the appropriate signatures in accordance with your letter dated April 20, 2005. The Amendment was filed electronically today.

        Please contact me with any questions or comments.

Very truly yours,
/s/ STEPHEN A. SALVO Stephen A. Salvo